Room 4561

May 31, 2006

Mr. S. Steven Singh
Chief Executive Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA  98052

> **Re:** **Concur Technologies, Inc.**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **Form 8-K/A Filed April 10, 2006**
> **File No. 000-25137**

Dear Mr. Singh:

We have reviewed your response to our letter dated April 6, 2006 in connection with our review of the above referenced filings and have the following comments.  Please note that we have limited our review to the matters addressed in the comments below.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4.  Controls and Procedures, page 29

1.      We note your response to our previous comment no. 5 where you indicate that the Company's chief executive officer and chief financial officer have concluded that its disclosure controls and procedures are in fact effective at the reasonable

assurance level.  The disclosures in the Company's March 31, 2006 Form 10-Q, however, do not include this language.  Please revise your future filings to state, if true, that management concluded that your disclosure controls and procedures were effective at the reasonable assurance level.  We refer you to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Form 8-K/A filed April 10, 2006

2.      Revise your Form 8-K/A as filed on April 10, 2006 to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact April Coleman at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kathleen Collins
Accounting Branch Chief